Exhibit 2.5
PARTICIPATION AGREEMENT
     THIS PARTICIPATION AGREEMENT (this “Agreement”) is made and entered into as of April 30, 2008 among Stone Energy Corporation, a Delaware corporation (“Stone”), whose address is 625 E. Kaliste Saloom Road, Lafayette, Louisiana 70508, Gary W. Blackie (“Blackie”), William E. Holman (“Holman”), and Gregory T. Martin (“Martin” and together with Blackie and Holman, the “Principals”), whose address is 600 Travis, Suite 5200, Houston, Texas 77002;
PRELIMINARY STATEMENTS:
A.	Principals have developed geological and geophysical expertise in the state coastal waters of Louisiana and Texas and corresponding federal offshore waters and intend to form a Delaware limited liability company (“Newco”) for the purpose of developing potential prospects for the production of oil and/or gas.
B.	Newco and the Principals desire to generate Prospects (as hereinafter defined) and to conduct oil and gas exploratory activities for Stone with respect to such Prospects in accordance with the terms of this Agreement.
     NOW, THEREFORE, in consideration of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:
1.	DEFINED TERMS.
     Capitalized terms used in this Agreement shall have the meanings ascribed to them or attributed to them in the context of this Agreement and the following terms, as used herein, shall have the following meanings:
     1.1. Exploration Region. An exploration region covering those Outer Continental Shelf blocks labeled WC, EC, VR, SM, EI, SS, PL, ST and GI on the map attached hereto and marked Schedule I and the Louisiana state coastal waters contiguous thereto.
     1.2. Initial Well. With respect to any Prospect, the initial well (or any substitute therefor) drilled hereunder on such Prospect.
     1.3. Leasehold Interest. The full or partial interest in mineral rights or oil and gas leases (in each case) in a Prospect, which rights permit, or leases authorize, the owner thereof to drill for and produce oil and gas from the property covered thereby.
     1.4. Leasehold Interest Acquisition Costs. All costs customarily associated with the acquisition of Leasehold Interests and options to acquire Leasehold Interests, including, without limitation, lease bonuses, broker’s fees and commissions, abstracting costs, title examination and filing fees, costs incurred in maintaining, curing or defending title and other expenses in connection with the prospective Leasehold Interest acquisition, including reasonable attorneys’ fees. Leasehold Interest Acquisition Costs shall not include costs associated with the acquisition of seismic data.
     1.5. Merger Agreement. That certain Agreement and Plan of Merger, dated as of the date hereof, by and among Stone, Stone Energy Offshore, L.L.C., a Delaware limited liability company, and Bois d’Arc Energy, Inc., a Nevada corporation.
     1.6. Operating Agreement. The A.P.I. Model Form of Offshore Operating Agreement, or such other form as may be mutually agreed to between Stone and Newco.
     1.7. Operator. As to any Prospect within the Exploration Region in which Stone elects to participate, Stone or its designee, and as to any Prospect outside the Exploration Region in which Stone elects to participate, Newco or its designee.
     1.8. Participation Interest. A 50% Working Interest as to Stone (or its designees) and a 50% Working Interest as to Newco (or its designees).
     1.9 Prospect Payout. The point in time at which Stone shall have recouped from its share of the proceeds of production from all wells in a Prospect the sum of (i) 100% of its Leasehold Interest Acquisition Costs which are reasonably allocated by Stone with respect to the Prospect plus (ii) all costs related to the acquisition, drilling, equipping, completing, operating and producing all wells drilled in a Prospect.
     1.10. Prospect. A geographical area of land (including the entire lease(s) which is (are) expected to be underlain by any portion of a potentially productive reservoir(s)) considered prospective for the production of oil and/or gas, as identified in a proposal for a Prospect pursuant to Section 3.1 herein, and including all reservoirs encountered during the drilling of an Initial Well within such area. Notwithstanding the foregoing, Prospect shall not include any Stone Existing Leasehold Interests as of the date on which a Prospect is submitted.
     1.11. Stone Existing Leasehold Interests. Those Leasehold Interests whether now or in the future owned by Stone or its affiliates, including without limitation, those acquired (directly or indirectly, by operation of law or otherwise) as a result of the transactions contemplated by the Merger Agreement.
     1.12. Working Interest. The operating interest in a Leasehold Interest, which bears all costs of acquiring, drilling, equipping, completing, operating and producing a well and/or such Leasehold Interest.
2.	INITIAL COSTS.
     2.1. Initial Costs. Beginning on the first day of the term of this Agreement, Stone shall advance to Newco the sum of $250,000 per month for twelve months for the purpose of enabling Newco to acquire seismic data covering all or any part of the Exploration Region as determined by Newco. Stone shall be entitled to recoupment of said advances ($3,000,000) to the extent provided in Section 4.2 of this Agreement.

     2.2. Ownership and Use of Seismic Data. Any seismic data acquired by Newco pursuant to Section 2.1 shall be acquired in the name of Newco; provided, that Newco shall use its reasonable best efforts to provide Stone with the right to view any such seismic data, and to cause any license or other agreement governing the acquisition of any such seismic data to permit Stone to view such seismic data without further cost or expense. Any seismic data acquired by Newco pursuant to Section 2.1 shall be used by Newco solely for the purposes of identifying potential Prospects to present to Stone in accordance with this Agreement. No provision of this Agreement shall be interpreted to prohibit Stone from (a) acquiring any seismic data in its own name, or (b) using any seismic data of Stone (whether now or hereafter obtained) for any lawful purpose.
3.	PROSPECT PRESENTATION AND ELECTION BY STONE.
     3.1. Prospect Presentation. During the term hereof, Newco shall use reasonable efforts to identify Prospects that Newco believes show potential for the exploration and production of oil and gas based on the evaluation of available seismic data and other information to which Newco has access. Newco shall present to Stone, in writing, each such Prospect which shall include the following to the extent reasonably practicable:
     (a) a geological prognosis, including an evaluation of available seismic data acquired on the Prospect, which summarizes the geologic premise, risk assessment, and reserve potential of the Prospect and identifies the objective depth of the reservoir prospective for production of oil and/or gas, the target sand or sands, isopach and structure maps;
     (b) a land plat which identifies the geographical boundaries of the Prospect, including a description of the Leasehold Interests anticipated to comprise the Prospect; and
     (c) a budget for anticipated Leasehold Acquisition Costs and the initial exploration activities with respect to the Prospect.
     3.2. Stone Option. Stone shall have the option, but not the obligation, to participate in each separate Prospect so presented by Newco pursuant to Section 3.1. Stone shall have thirty (30) days after the written proposal for a Prospect is received within which to elect, in writing to Newco, whether Stone desires to participate in such Prospect set forth in such proposal. Should Stone not respond in writing within such thirty (30)-day time period, then Stone shall be deemed to have elected not to participate in the Prospect identified in such proposal.
     3.3. Election by Stone Not to Participate. Newco shall have no further obligation under this Agreement to include Stone in future transactions related to a particular Prospect if Stone has elected (or is deemed to have elected) not to participate in that Prospect. If Stone elects (or is deemed to elect) not to participate in a Prospect, then Stone may not thereafter, directly or indirectly, acquire, attempt to acquire or induce others to acquire any interest in such Prospect at any time during the term of this

Agreement or during the one-year period immediately following the expiration or termination hereof.
     3.4. Election by Stone to Participate. As to each Prospect in which Stone elects to participate (a) Stone (or its designee) shall be designated the Operator to develop any Prospect within the Exploration Region, and Newco (or its designee) shall be designated the Operator to develop any Prospect outside the Exploration Region, (b) Stone shall assign to Newco (or its designees) a 2.5% of 8/8ths overriding royalty interest (which shall be proportionately reduced based on the Participation Interests in the applicable well) for any Prospect within the Exploration Region; provided, that upon Prospect Payout, such overriding royalty interest shall be increased to 4% of 8/8ths (which shall be proportionately reduced based on the Participation Interests in the applicable well); provided further that such overriding royalty interest shall be 2% of 8/8ths for any Prospect outside the Exploration Region (which shall be proportionately reduced based on the Participation Interests in the applicable well), (c) Stone and Newco shall execute and deliver to each other an Operating Agreement with respect to such Prospect and (d) the Contract Area in each such Operating Agreement shall be defined to mean the area included in such Prospect.
     3.5. Leasing Activities. Stone shall conduct all leasing activities within the Exploration Region, including the acquisition of Leasehold Interests from third parties, for each Prospect in which it elects to participate. Newco shall conduct all leasing activities with respect to Prospects outside the Exploration Region, including the acquisition of Leasehold Interests from third parties. Each party conducting leasing activities shall consult with the other party concerning the terms and conditions of acquiring Leasehold Interests. The acquisition of such Leasehold Interests may include the creation of burdens and overriding royalty obligations as well as royalty reservations, bonuses to the lessor and reversionary interests and/or other interests. Accordingly, Newco’s and Stone’s Participation Interest in such Leasehold Interest may be proportionately reduced and shall be subject to any such burdens. Any such Leasehold Interests acquired by Stone pursuant to this Section 3.5 shall be acquired in the name of Stone or its nominee. Any such Leasehold Interests acquired by Newco pursuant to this Section 3.5 shall be acquired in the name of Newco or its nominee.
     3.6. Interests which Burden the Leasehold Interests. Each of Newco and Stone agree to bear their proportionate share of any burdens and any additional burdens created to acquire such Leasehold Interests with respect to any Leasehold Interest in any Prospect, including any overriding royalty interest in favor of Newco.
     3.7. Assignment of Interests. Upon payment by Newco of its respective Participation Interest share of all Leasehold Interest Acquisition Costs relating to a Prospect in the Exploration Region, Stone shall assign Newco’s Participation Interest to Newco, and the assignment (and Stone’s Participation Interest in such Leasehold Interest) will be subject to (a) the overriding royalty interests referenced in Section 3.4, (b) an Operating Agreement naming Stone (or its designee) as Operator with respect to the Prospect and (c) the terms of this Agreement. Such assignment shall be made without warranty, except as to acts by Stone. Upon payment by Stone of its respective

Participation Interest share of all Leasehold Interest Acquisition Costs relating to a Prospect outside the Exploration Region, Newco shall assign Stone’s Participation Interest to Stone. The assignment to Stone shall be subject to (a) the overriding royalty interests referenced in Section 3.4, (b) an Operating Agreement naming Newco (or its designee) as Operator with respect to the Prospect and (c) the terms of this Agreement. Such assignment shall be made without warranty, except as to acts by Newco.
     3.8. Additional Participation Interests. Newco will offer Stone the right to acquire up to an additional one-half (1/2) of its Participation Interest in a Prospect in which Stone elects to participate in accordance with Section 3.2 on terms no less favorable to Newco than Newco offers to or accepts from a third party.
4.	PAYMENT OF COSTS.
     4.1. Leasehold Interest Acquisition Costs. Stone and Newco agree to pay for their respective Participation Interest share of all Leasehold Interest Acquisition Costs relating to any Prospect in accordance with the Operating Agreement governing such Prospect.
     4.2. Reimbursement of Initial Costs. Promptly following acquisition of ownership by Stone of a Leasehold Interest in each Prospect in the Exploration Region, Newco shall pay Stone a fee of $100,000; provided the aggregate amount received by Stone under this Section 4.2 shall not exceed the lesser of (a) one-half the amounts advanced by Stone pursuant to Section 2.1 or (b) $1,500,000.
     4.3. General and Administrative Expenses. Stone shall pay Newco on a monthly basis during the term of this Agreement the lesser of (a) one-half of Newco’s general and administrative expenses actually incurred during the preceding month or (b) $135,000. Newco shall invoice Stone for applicable amount in arrears monthly, and Stone shall remit promptly payment to Newco.
5.	OPERATING AGREEMENT AND INITIAL WELL.
     5.1. Operating Agreement. The Leasehold Interests acquired hereunder for each Prospect shall be subject to and governed by the terms of the Operating Agreement (the parties hereby agree that each Prospect shall be subject to a separate Operating Agreement). While the Operating Agreement will control certain activities contemplated by this Agreement, to the extent that the terms hereof are contrary to, in conflict with or expressly override the terms of the Operating Agreement, the terms of this Agreement, unless expressly agreed to the contrary, shall control.
     5.2. Election to Participate in Initial Well. Either Stone or Newco may propose the drilling of an Initial Well by furnishing the other party an authority for expenditure (“AFE”) for the estimated itemized costs of drilling and completing the Initial Well pursuant to the terms of the Operating Agreement. If either Stone or Newco elects not to participate (or is deemed to have elected not to participate under the Operating Agreement) in the proposed Initial Well in a Prospect then such non-consenting party shall forfeit all rights in the Prospect, including all rights to any

Leasehold Interests acquired in such Prospect. In the case of Newco, however, such forfeiture shall not apply to its overriding royalty interest provided for in Section 3.4. Such forfeited rights in and to such Prospect shall be deemed to have been acquired by the consenting party to the Initial Well. Upon such forfeiture, the non-consenting party shall make appropriate assignments or transfers (free and clear of any subsequently created burdens by such party) of all of its rights and interests in the Leasehold Interests in such Prospect to the other party promptly when requested to do so. Such non-consenting party shall not be entitled to any reimbursement of any Leasehold Acquisition Costs paid by such party. Elections to complete any Initial Well and any completion of any Initial Well shall be subject to the terms of the Operating Agreement for the Prospect in which such Initial Well is drilled.
6.	DEVOTION OF TIME; CONSULTING.
     6.1. Devotion of Time by Principals. During the term of this Agreement, the Principals shall, and shall cause Newco to, devote such amount of their and its time and energy as is reasonably necessary to identify, pursue and develop Prospects under this Agreement.
     6.2. Consulting. During the term of this Agreement, Newco shall provide consulting services to Stone with respect to Stone Existing Leasehold Interests acquired by Stone as a result of the transactions contemplated by the Merger Agreement on mutually agreeable terms.
     6.3. Noncompetition. During the term of this Agreement, neither Newco nor any of the Principals shall, directly or indirectly, generate any Prospects, participate in any well or develop any properties other than pursuant to this Agreement.
7.	MISCELLANEOUS PROVISIONS.
     The following miscellaneous provisions shall apply:
     7.1. Applicable Law. This Agreement and all instruments executed in accordance herewith shall be governed by and interpreted in accordance with the laws of the State of Louisiana, without regard to conflict of law rules that would direct application of the laws of another jurisdiction, except to the extent that it is mandatory that the law of some other jurisdiction shall apply.
     7.2. Force Majeure. The obligations of the parties shall be subject to acts of government officers or agents purporting to act under governmental authority, and to acts of war, acts of public enemies, strikes or other labor disturbances, explosions, fires, lightning or floods or other acts of God, or any similar circumstance or force beyond the control of the parties. A party thus failing to act shall be excused from performance hereunder to the extent that such failure is caused by force majeure, but only for that amount of time during which such force majeure condition shall exist.
     7.3. Notices. Except as otherwise provided in this Agreement, notices, consents, reports and other communications under this Agreement (a) may be personally delivered to the party entitled to notice, (b) may be given to the party entitled to notice by email, telegraphic, facsimile or telex notice, (c) may be given to the party entitled to notice by telephonic communication which is confirmed by email, facsimile or by depositing a letter addressed to such party on the date of such communication, postage prepaid, in the U.S. mail, or (d) may be given to the party entitled to notice by registered or certified mail, return receipt requested, postage prepaid. All such notices, consents, reports and other communications shall be addressed as follows:
To Stone:
Stone Energy Corporation
625 E. Kaliste Saloom Road
Lafayette, Louisiana 70508
Attn: Mr. E.J. Louviere
Telephone: (337) 237-0410
Facsimile: (337) 237-0996
To Newco and Principals:
c/o Gary W. Blackie
600 Travis, Suite 5200
Houston, Texas 77002
     The effective date of such notice or communication shall, as to personal delivery, be the date of receipt thereof if received during normal business hours on a business day or if received at some other time, on the next business day; as to email or facsimile notice, shall be the date and time specified on such email or facsimile if received during normal business hours on a business day or if received at some other time, on the next business day; if by telephonic communication which is thereafter confirmed by facsimile or mail, the date and time of the telephonic communication; and for notice by registered or certified mail, three (3) days after the same is placed in the mail. Any party may change its addresses for notices and other purposes hereunder by giving notice to the other parties in accordance with the terms of this Section.
     7.4. Access to Information. During the normal business hours of Newco, Stone shall be entitled to review and copy all information in the possession of Newco with respect to Prospects proposed under Section 3.2 and the Leasehold Interests acquired by Stone under the terms of this Agreement. Each of the parties agrees that all such information will be treated as Confidential Information in accordance with Section 7.5.
     7.5. Confidential Information. In addition to information provided by Stone to Newco or vice versa and the information described in Section 7.4, the term “Confidential Information” shall include all seismic data and interpretations thereof. The term, “Confidential Information” shall not include information which is available to the public on the date hereof or thereafter becomes available to the public other than as a result of a breach of this Section 7.5 by the disclosing party or another person. Each party to this Agreement shall maintain the confidential nature of all Confidential Information and any and all notes, analyses, charts, memoranda, graphs, data, summaries and other material derived from the inspection or review of the Confidential Information and shall not disclose the Confidential Information to any person except (a) to its officers, directors, employees, agents, consultants, and legal and financial advisors who have been informed of and are aware of this Agreement and the confidential nature of the Confidential Information and (b) otherwise in accordance with this Section 7.5. Prior to making any disclosure to a third party other than such party’s officers, directors, employees, agents, consultants, legal and financial advisors, each party shall obtain an understanding of confidentiality from such third party prior to such third party given access to Confidential Information and such third party shall agree to be bound by the terms and conditions of this Section 7.5. Each party shall be responsible for any breach of this Section 7.5 by such party’s employees, agents, consultants and legal and financial advisors. The foregoing confidentiality restrictions shall not restrict disclosures by any party (a) that are agreed to in writing by all of the parties, (b) that are required by applicable securities or other laws or the applicable rules of any stock exchange having jurisdiction over the disclosing party or its affiliates, or (c) to governmental authorities. It is specifically agreed that this Section 7.5 shall be survive the termination of this Agreement and shall remain binding on each party hereto even though such party may have no further interest in the Exploration Region or any Prospect hereunder.
     7.6. Several Liability. The commitments and obligations between each party hereto shall be several and not joint, and each party shall be responsible only for its obligations and liability only for its share of the costs and expenses incurred.
     7.7. Waiver. Failure of a party to enforce any provisions of this Agreement shall not be construed to be a waiver of any such provisions or in any way affect the validity of those provisions of this Agreement. The exercise by any party of any rights under the provisions of this Agreement shall not preclude or prejudice such party from hereafter exercising any other rights or involving any other provisions hereof.
     7.8. Entire Agreement. This Agreement (together with the Schedules hereto) and each Operating Agreement embodies the full and complete agreement and understanding of the parties concerning the matters addressed herein. Alterations, modifications or amendments shall not be effective or binding upon the parties unless agreed to by the parties in writing.
     7.9. Conflicts. If there are conflicts between the Schedules, the Operating Agreement and this Agreement, this Agreement shall control.
     7.10. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and assigns, and shall be covenants running with the Leasehold Interests and other interests subject hereto. The Principals shall form and organize Newco within 30 days following the date of this Agreement and shall thereafter collectively own more than 50% of the outstanding equity interests in Newco. Upon such organization, the Principals shall assign all their right, title and interest in and to this Agreement to Newco which shall assume all the obligations of the Principals arising hereunder; provided the Principals shall remain personally obligated to Stone under Sections 6.1, 6.3 and 7.16. Upon such assignment Newco shall execute an acknowledgment pursuant to which it agrees to be bound by the applicable terms of this Agreement.
     7.11. Counterparts. This Agreement may be executed in counterparts and each shall be deemed an original.
     7.12. Schedules. All schedules to this Agreement are incorporated herein by this reference.
     7.13. Headings. The captions or headings of this Agreement are inserted for convenience only and shall not be used to aid in the construction and interpretation of this Agreement.
     7.14. Further Assurances. The parties agree that, without additional consideration, they shall execute such additional documents and take such further and additional action as the other parties may reasonably request in order to more effectively carry out the terms and provisions of this Agreement.
     7.15. Amendment. The terms of this Agreement may be altered and amended by the unanimous written approval of all the parties hereto.
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     7.16. Term. This Agreement shall commence immediately following the Effective Time (as defined in the Merger Agreement) and shall remain in effect through December 31, 2011 but this Agreement may be extended by mutual agreement of the parties. Notwithstanding the foregoing (a) Stone shall have the right to terminate this Agreement at any time upon 60 days prior written notice to Newco, and (b) Newco shall have the right to terminate this Agreement upon a Change of Control (as defined below) by providing written notice to Stone (or any successor to Stone) within 30 days following such Change of Control. For purposes of this Agreement, “Change of Control” means (x) the acquisition by any person, or two or more persons acting in concert, of beneficial ownership (within the meaning of Rule 13d-3 of the Securities and Exchange Commission under the Securities Exchange Act of 1934) of more than 50% of the outstanding shares of voting stock of Stone or (y) the Board of Directors of Stone shall not consist of a majority of the directors in office on the date hereof or such other directors as are recommended by a majority of the Board of Directors in office on the date hereof. Following any termination of this Agreement by Newco, any Leasehold Interest or other interest acquired by Newco or a Principal during the subsequent one year period shall be considered a Prospect for which Newco shall provide the information prescribed in Section 3.1 and Stone shall thereafter have an option to participate in accordance with Section 3.2, except that Section 3.8 shall not apply; provided, in lieu of the aforementioned provision, Newco shall have the option to pay Stone $500,000 in termination of Newco’s obligations and Stone’s rights under this Agreement. This Section 7.16 shall survive the termination of this Agreement and shall remain binding on each party hereto.
[Signature Page Follows]

     IN WITNESS WHEREOF, the parties have executed this counterpart, of this Agreement, effective as of the 30th day of April, 2008.

STONE ENERGY CORPORATION
By:	/s/ David H. Welch
Name:	David H. Welch
Title:	President and Chief Executive Officer

/s/ Gary W. Blackie
Gary W. Blackie

/s/ William E. Holman
William E. Holman

/s/ Gregory T. Martin
Gregory T. Martin

Signature Page to Participation Agreement